UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2007



LANDMARK LAND COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0001-08755	77-0024129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2817 Crain Highway, Upper Marlboro, Maryland 20774
(Address of principal executive offices)

(301) 574-3330
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 – Election of Directors

On August 10, 2007, the Board of Directors of Landmark Land Company, Inc. appointed Harold F. Zagunis as a Director of the company. Mr. Zagunis, age 49, has served as a Vice President of Redwood Trust, Inc. since 1995. From 2000 to 2006, Mr. Zagunis also served as Chief Financial Officer, Controller, Treasurer, and Secretary of Redwood Trust, Inc. Prior to 1995, Mr. Zagunis was a Vice President of Landmark Land Company, Inc. Mr. Zagunis holds B.A. degrees in Mathematics and Economics from Willamette University and an M.B.A. from Stanford University Graduate School of Business. In addition to his appointment as a Director, he will also serve on the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors.

Item 9.01 - Financial Statements and Exhibits

      (c)   Exhibits

        99 – Press release issued by Landmark Land Company, Inc. on August 13, 2007.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANDMARK LAND COMPANY, INC.

Dated: August 13, 2007   By: /s/ GERALD G. BARTON

Gerald G. Barton
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99	Press release issued by Landmark Land Company, Inc. on August 13, 2007

Exhibit 99

FOR IMMEDIATE RELEASE

Landmark Land Company, Inc.
Appoints Harold F. Zagunis as Director

Upper Marlboro, MD., August 13, 2007 --- The Board of Directors of Landmark Land Company, Inc. (OTC:LLND) on August 10, 2007 appointed Harold F. Zagunis as a Director of the company. Mr. Zagunis, age 49, has served as a Vice President of Redwood Trust, Inc. since 1995. From 2000 to 2006, Mr. Zagunis also served as Chief Financial Officer, Controller, Treasurer, and Secretary of Redwood Trust, Inc. Prior to 1995, Mr. Zagunis was a Vice President of Landmark Land Company, Inc. Mr. Zagunis holds B.A. degrees in Mathematics and Economics from Willamette University and an M.B.A. from Stanford University Graduate School of Business. In addition to his appointment as a Director, he will also serve on the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors.

Landmark Land Company, Inc. owns and manages for others interests in real estate and golf-oriented real estate developments in the U.S. and Europe.

Forward-Looking Statement Safe Harbor

The statements made in this press release that are not historical facts contain "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, other variations or comparable terminology. Important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements include, but are not limited to, the effect of economic and business conditions, the ability to obtain additional capital or a viable merger candidate in order to develop the existing real estate and other risks detailed from time to time in our SEC reports. We assume no obligation to update the information in this press release.

CONTACT: Gerald G. Barton
                                                Chairman
                                                Chief Executive Officer
                                                Landmark Land Company, Inc.
                                                2817 Crain Highway
                                                Upper Marlboro, Maryland 20774
                                                (301) 574-3330